SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 20, 2012	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2012 RESULTS

Highlights for the Third Quarter of 2012:

•	3Q12 Net Revenue Increased 15.2% Compared to 3Q11

•	3Q12 Gross Margin Improved to 18.6% Compared to 12.8% in 2Q12

•	3Q12 Foreign Exchange Loss of US$3.1 Million Compared to a Gain of US$2.1 Million in 2Q12 and a Gain of US$6.8 million in 3Q11

•	3Q12 Net Income of US$0.46 per Basic Common Share Compared to US$0.18 in 3Q11

•	Company Generated US$33.1 Million of Free Cash Flow in 3Q12

•	Completed US$10.0 Million Repurchase Program

•	Secondary Offering Closed on November 1, 2012

Hsinchu, Taiwan, November 20, 2012 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the third quarter ended September 30, 2012. All U.S. dollar figures in this release are based on the exchange rate of NT$29.29 against US$1.00 as of September 28, 2012.

Net revenue on a US GAAP basis for the third quarter of 2012 was NT$5,139.9 million or US$175.5 million, an increase of 6.4% from NT$4,829.3 million or US$164.9 million in the second quarter of 2012 and an increase of 15.2% from NT$4,461.5 million or US$152.3 million for the third quarter of 2011.

Operating expense for the third quarter of 2012 was NT$335.9 million or US$11.5 million compared to NT$290.3 million or US$9.9 million in the second quarter of 2012 and NT$268.6 million or US$9.1 million in the third quarter of 2011. Non-operating expense for the third quarter of 2012 was NT$131.4 million or US$4.5 million, including a foreign exchange loss of NT$90.7 million or US$3.1 million and net interest expense of NT$43.8 million or US$1.5 million, compared to non-operating income of NT$13.3 million or US$0.5 million, including a foreign exchange gain of NT$61.0 million or US$2.1 million and net interest expense of NT$50.1 million or US$1.7 million in the second quarter of 2012, and compared to non-operating income of NT$88.0 million or US$3.0 million, including a foreign exchange gain of NT$199.6 million or US$6.8 million and net interest expense of NT$55.6 million or US$1.9 million in the third quarter or 2011.

Net income on a US GAAP basis for the third quarter of 2012 was NT$367.0 million or US$12.5 million, and NT$13.43 or US$0.46 per basic common share and NT$13.02 or US$0.44 per diluted common share, which compared to net income of NT$300.4 million or US$10.3 million, and NT$11.00 or US$0.38 per basic common share and NT$10.68 or US$0.36 per diluted common share, for the second quarter of 2012 and to a net income of NT$139.8 million or US$4.8 million and NT$5.19 or US$0.18 per basic and NT$5.11 or US$0.17 per diluted common share, for the third quarter of 2011. Excluding foreign exchange loss of US$3.1 million, our Q3 net income was US$15.6 million, and US$0.57 per basic common share and US$0.55 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2012 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

Two of the Company’s shareholders ThaiLin Semiconductor Corp. (“ThaiLin”), a subsidiary of ChipMOS, and Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) closed their previously announced underwritten secondary offering on November 1, 2012. 2,500,000 of its common shares were priced at US$10.10 per share. 1,700,000 common shares were offered by Company shareholder ThaiLin, a subsidiary of ChipMOS, and 800,000 common shares were offered by Company shareholder Siliconware Precision. In addition, the underwriters also exercised an option to purchase an additional 300,000 shares from ThaiLin on November 1, 2012. Siliconware Precision continues to own approximately 2.2 million of the Company’s common shares and ThaiLin continues to own approximately 4.5 million of the Company’s common shares.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We expect to continue to successfully execute on all fronts to drive near term financial performance gains and structural changes that we believe are essential to our long-term success. Net revenue in 3Q12 increased 15.2% over 3Q11 and was up 6.4% from 2Q12. From a product mix standpoint we benefitted from higher revenue from our LCD driver, mixed signal and mask ROM memory businesses. Our overall utilization rate increased to 80% from 78% in 2Q12, and 73% in 1Q12. In addition, depreciation and amortization expenses were US$5.9 million lower in 3Q12 than in 2Q12. As a result of the above, we were able to drive a further improvement in gross margin to 18.6% in 3Q12 from 12.8% 2Q12 and 6.2% in 1Q12. Finally, we took another important step forward in the dual listing process and in our efforts to streamline the Company’s corporate capital structure with the successful closure of a secondary offering on November 1, 2012. We anticipate moving into the fourth quarter with considerable momentum in our business, which gives us added confidence in our business strategy and prospects.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our revenue growth, profitability and operating expenses in 3Q12 were all in-line with expectations. Capital expenditures in the third quarter were US$19.6 million, bringing our year-to-date CapEx total to US$74.6 million, in-line with the plan we outlined at the start of the year. Depreciation and amortization expenses in 3Q12 came in at US$37.2 million, a US$5.9 million reduction compared to 2Q12. We expect a further reduction in depreciation and amortization expenses in 4Q12 to approximately US$34.0 million. Our balance sheet continued to improve as we generated free cash flow of US$33.1 million in 3Q12. We exited the third quarter with a balance of cash and cash equivalents of US$257.3 million. The US$10 million previously authorized share repurchase plan was completed on October 12, 2012, with approximately 654 thousand common shares repurchased, and subsequently cancelled. While we have not immediately extended the repurchase program, our Board of Directors continues to monitor the situation as part of our efforts to increase shareholder value.”

Selected Operation Data

	3Q12		2Q12
Revenue by segment
Testing		29%		30%
Assembly		33%		34%
LCD Driver		23%		22%
Bumping		15%		14%

Utilization by segment
Testing		75%		73%
Assembly		81%		82%
LCD Driver		83%		75%
Bumping		82%		85%
Overall		80%		78%

CapEx	US$	19.6 million	US$	35.0 million
Testing		22%		16%
Assembly		18%		14%
LCD Driver		14%		48%
Bumping		46%		22%

Depreciation and amortization expenses (US GAAP)	US$	37.2 million	US$	43.1 million

Condensed consolidated statements of cash flows

	Nine months ended	Nine months ended
	Sep. 30, 2012 US$ million	Sep. 30, 2011 US$ million
Net cash provided by (used in) operating activities	100.0	126.6
Net cash provided by (used in) investing activities	(72.4)	(95.2)
Net cash provided by (used in) financing activities	(20.9)	(80.2)
Effect of exchange rate changes on cash	(0.6)	0.9
Net increase (decrease) in cash and cash equivalents	6.1	(47.9)
Cash and cash equivalents at beginning of period	251.2	243.9
Cash and cash equivalents at end of period	257.3	196.0

Fourth Quarter 2012 Outlook

The Company expects 4Q12 revenue to be approximately flat to 5% lower, as compared to 3Q12, reflecting further softness in the broader memory market, which impacts the Company’s commodity DRAM assembly business, offset by continued growth in its LCD driver and mixed-signal businesses. The Company expects 4Q12 gross margin on a consolidated basis to be in the range of approximately 14% to 19%. We anticipate depreciation and amortization expenses for 4Q12 to be approximately US$34 million. The Company projects CapEx spending to be approximately US$21 million in 4Q12. We expect operating expenses to be approximately 6% to 7% of revenues in 4Q12. Common shares at the end of 4Q12 are expected to be approximately 29 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2012 results on Tuesday, November 20, 2012 at 8:00AM ET (9:00PM, November 20, Taiwan time). The conference call-in number is 1-201-689-8562, with confirmation ID number 401720. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-858-384-5517, with confirmation ID number 401720.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep. 30, Jun. 30, 2012 and Sep. 30, 2011

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Sep. 30, 2012	Jun. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Jun. 30, 2012	Sep. 30, 2011
	USD	USD	USD	USD	USD	USD
Net Revenue	175.5	164.9	152.3	175.5	164.9	152.3
Cost of Revenue	142.4	144.3	138.7	142.8	143.7	139.2

Gross Profit (Loss)	33.1	20.6	13.6	32.7	21.2	13.1

Other Operating Income	—	—	—	0.9	1.4	0.9
Operating Expenses
Research and Development	4.7	3.4	3.2	4.7	3.4	3.2
Sales and Marketing	0.6	0.6	0.5	0.6	0.6	0.5
General and Administrative	5.6	4.9	5.3	5.5	4.4	5.2
Other Operating Expenses	—	—	—	0.7	1.5	0.2

Total Operating Expenses	10.9	8.9	9.0	11.5	9.9	9.1

Income (Loss) from Operations	22.2	11.7	4.6	22.1	12.7	4.9

Non-Operating Income (Expenses), Net	(4.2)	0.9	3.8	(4.5)	0.5	3.0

Income (Loss) before Income Tax	18.0	12.6	8.4	17.6	13.2	7.9

Income Tax Benefit (Expense)	(2.3)	(1.9)	(0.2)	(2.2)	(2.0)	(0.2)

Net Income (Loss)	15.7	10.7	8.2	15.4	11.2	7.7

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(3.0)	(0.8)	(3.1)	(2.9)	(0.9)	(2.9)

Net Income (Loss) Attributable to ChipMOS	12.7	9.9	5.1	12.5	10.3	4.8

Earnings (Loss) Per Share Attributable to ChipMOS – Basic	0.46	0.36	0.19	0.46	0.38	0.18

Shares Outstanding (in thousands) – Basic	27,327	27,308	26,918	27,327	27,308	26,918

Net Income (Loss) Attributable to ChipMOS – Diluted	12.7	9.9	5.1	12.5	10.3	4.8

Earnings (Loss) Per Share Attributable to ChipMOS – Diluted	0.45	0.35	0.19	0.44	0.36	0.17

Shares Outstanding (in thousands) – Diluted	28,175	28,134	27,356	28,175	28,134	27,356

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.29 against US$1.00 as of Sep. 28, 2012. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep. 30, Jun. 30, 2012 and Sep. 30, 2011

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Sep. 30, 2012	Jun. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Jun. 30, 2012	Sep. 30, 2011
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	5,139.9	4,829.3	4,461.5	5,139.9	4,829.3	4,461.5
Cost of Revenue	4,169.3	4,226.8	4,063.0	4,182.3	4,209.0	4,076.3

Gross Profit (Loss)	970.6	602.5	398.5	957.6	620.3	385.2

Other Operating Income	—	—	—	27.3	41.0	28.8
Operating Expenses
Research and Development	137.5	100.0	95.0	137.5	100.0	95.0
Sales and Marketing	18.4	18.4	15.5	18.4	18.4	15.5
General and Administrative	162.5	141.7	153.5	159.5	127.9	151.4
Other Operating Expenses	—	—	—	20.5	44.0	6.7

Total Operating Expenses	318.4	260.1	264.0	335.9	290.3	268.6

Income (Loss) from Operations	652.2	342.4	134.5	649.0	371.0	145.4

Non-Operating Income (Expenses), Net	(124.3)	27.1	110.5	(131.4)	13.3	88.0

Income (Loss) before Income Tax	527.9	369.5	245.0	517.6	384.3	233.4

Income Tax Benefit (Expense)	(67.4)	(55.4)	(5.4)	(65.5)	(57.6)	(7.6)

Net Income (Loss)	460.5	314.1	239.6	452.1	326.7	225.8

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(88.5)	(24.8)	(90.3)	(85.1)	(26.3)	(86.0)

Net Income (Loss) Attributable to ChipMOS	372.0	289.3	149.3	367.0	300.4	139.8

Earnings (Loss) Per Share Attributable to ChipMOS – Basic	13.61	10.59	5.55	13.43	11.00	5.19

Shares Outstanding (in thousands) – Basic	27,327	27,308	26,918	27,327	27,308	26,918

Net Income (Loss) Attributable to ChipMOS – Diluted	372.0	289.3	149.3	367.0	300.4	139.8

Earnings (Loss) Per Share Attributable to ChipMOS – Diluted	13.20	10.28	5.46	13.02	10.68	5.11

Shares Outstanding (in thousands) – Diluted	28,175	28,134	27,356	28,175	28,134	27,356

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2012 and Sep. 30, 2011

Figures in Millions of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Sep. 30, 2012	Jun. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Jun. 30, 2012	Sep. 30, 2011
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	257.3	225.2	196.0	257.3	225.2	196.0
Financial Assets at Fair Value Through Profit or Loss	—	34.2	—	—	34.2	—
Accounts and Notes Receivable	148.0	135.3	124.5	148.0	135.3	124.5
Inventories	61.1	53.9	55.2	61.1	54.0	55.2
Other Current Assets	25.3	17.2	17.6	25.3	17.2	17.4

Total Current Assets	491.7	465.8	393.3	491.7	465.9	393.1

Long-Term Investments	1.3	1.3	1.3	1.3	1.3	1.3

Property, Plant & Equipment – Net	425.5	441.9	506.6	410.8	427.6	493.5
Intangible Assets	3.3	3.4	3.5	3.3	3.4	3.5
Other Assets	33.0	36.3	45.9	35.4	38.6	48.6

Total Assets	954.8	948.7	950.6	942.5	936.8	940.0

LIABILITIES
Current Liabilities
Short-Term Loans	20.0	21.9	18.9	20.0	21.9	18.9
Current Portion of Long-Term Debts	75.2	48.5	26.6	75.2	48.5	26.6
Accounts Payable and Payables to Contractors and Equipment Suppliers	52.8	50.3	39.4	52.8	50.3	39.4
Other Current Liabilities	58.1	54.1	58.2	58.1	54.1	58.2

Total Current Liabilities	206.1	174.8	143.1	206.1	174.8	143.1
Long-Term Liabilities
Long-Term Debts	215.2	253.5	290.1	215.2	253.5	290.1
Other Liabilities	3.3	3.4	3.5	14.0	14.1	17.0

Total Liabilities	424.6	431.7	436.7	435.3	442.4	450.2

EQUITY
Shareholders’ Equity
Capital Stock	1.4	1.3	1.3	1.4	1.3	1.3
Capital Surplus	393.8	522.0	518.6	380.3	508.6	508.2
Retained Earnings (Accumulated Losses)	16.6	(125.4)	(127.9)	19.4	(122.4)	(127.8)
Treasury Stock	(34.6)	(31.4)	(31.6)	(34.6)	(31.4)	(31.6)
Cumulated Translation Adjustments	14.2	14.6	14.8	14.2	14.6	14.8
Unrecognized Pension Cost	—	—	—	(8.0)	(8.0)	(9.0)

Total Shareholders’ Equity	391.4	381.1	375.2	372.7	362.7	355.9

Noncontrolling Interests	138.8	135.9	138.7	134.5	131.7	133.9

Total Equity	530.2	517.0	513.9	507.2	494.4	489.8

Total Liabilities & Equity	954.8	948.7	950.6	942.5	936.8	940.0

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.29 against US$1.00 as of Sep. 28, 2012. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2012 and Sep. 30, 2011

Figures in Millions of NT dollars (NTD)

	ROC GAAP			US GAAP
	Sep. 30, 2012	Jun. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Jun. 30, 2012	Sep. 30, 2011
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	7,537.3	6,596.6	5,740.4	7,537.3	6,596.6	5,740.4
Financial Assets at Fair Value Through Profit or Loss	—	1,000.7	—	—	1,000.7	—
Accounts and Notes Receivable	4,333.5	3,962.1	3,645.0	4,333.5	3,962.1	3,645.0
Inventories	1,788.5	1,579.6	1,617.1	1,789.2	1,580.4	1,618.1
Other Current Assets	741.9	504.3	516.9	741.9	504.3	510.7

Total Current Assets	14,401.2	13,643.3	11,519.4	14,401.9	13,644.1	11,514.2

Long-Term Investments	39.1	39.1	39.1	39.1	39.1	39.1

Property, Plant & Equipment – Net	12,463.8	12,943.6	14,838.6	12,032.7	12,525.6	14,453.5
Intangible Assets	94.8	97.8	100.9	94.8	97.8	100.9
Other Assets	967.1	1,064.0	1,344.9	1,037.0	1,131.9	1,423.8

Total Assets	27,966.0	27,787.8	27,842.9	27,605.5	27,438.5	27,531.5

LIABILITIES
Current Liabilities
Short-Term Loans	585.9	641.8	555.1	585.9	641.8	555.1
Current Portion of Long-Term Debts	2,202.8	1,420.5	779.9	2,202.8	1,420.5	779.9
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,545.3	1,472.4	1,153.3	1,545.3	1,472.4	1,153.3
Other Current Liabilities	1,702.4	1,585.0	1,703.8	1,702.4	1,585.0	1,703.8

Total Current Liabilities	6,036.4	5,119.7	4,192.1	6,036.4	5,119.7	4,192.1
Long-Term Liabilities
Long-Term Debts	6,305.0	7,424.2	8,496.8	6,305.0	7,424.2	8,496.8
Other Liabilities	96.4	99.2	102.6	409.5	411.9	497.7

Total Liabilities	12,437.8	12,643.1	12,791.5	12,750.9	12,955.8	13,186.6

EQUITY
Shareholders’ Equity
Capital Stock	39.7	39.5	39.0	39.7	39.5	39.0
Capital Surplus	11,533.6	15,290.3	15,187.7	11,139.1	14,898.9	14,884.4
Retained Earnings (Accumulated Losses)	485.4	(3,674.0)	(3,747.5)	568.8	(3,585.5)	(3,743.3)
Treasury Stock	(1,012.7)	(919.8)	(924.8)	(1,012.7)	(919.8)	(924.8)
Cumulated Translation Adjustments	417.0	426.8	433.9	417.0	426.8	433.9
Unrecognized Pension Cost	—	—	—	(235.6)	(235.7)	(265.0)

Total Shareholders’ Equity	11,463.0	11,162.8	10,988.3	10,916.3	10,624.2	10,424.2

Noncontrolling Interests	4,065.2	3,981.9	4,063.1	3,938.3	3,858.5	3,920.7

Total Equity	15,528.2	15,144.7	15,051.4	14,854.6	14,482.7	14,344.9

Total Liabilities & Equity	27,966.0	27,787.8	27,842.9	27,605.5	27,438.5	27,531.5